FILE NO. 70-9325

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 AMENDMENT NO. 1

                       FORM U-1 APPLICATION - DECLARATION

                             UNDER SECTION 3(b) AND

            RULE 10 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                              UtiliCorp United Inc.
                              20 West Ninth Street
                              Kansas City, MO 64105

                 (Name of the company filing this statement and
                   address of its principal executive office)

                   ------------------------------------------

                                      None

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                    (Name of top registered holding company,
                     parent of each applicant or declarant)

                                  Robert Howell
                            Executive Vice-President
                              UtiliCorp United Inc.
                              20 West Ninth Street
                              Kansas City, MO 64105

                     (Name and address of agent for service)

           The Commission is requested to send copies of all notices, orders and communications in connection with this
                         Application -- Declaration to:

                              M. Douglas Dunn, Esq.
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                               New York, NY 10005
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Item 4. Regulatory Approval.

            No state or federal agency other than the Commission has jurisdiction over the subject matter of this Application-Declaration.

Item 6. Exhibits.

            The following exhibits are filed as part of this Amendment:

Exhibits                Description

Exhibit A               Preliminary Opinion of Counsel

Exhibit B-1             Missouri Public Service Commission Letter

Exhibit B-2             Iowa Utilities Board Letter

Exhibit B-3             Order of Public Service Commission of West Virginia

Exhibit B-4             State of Colorado, Public Utilities Commission Letter

Exhibit B-5             Kansas Corporation Commission Letter

Exhibit B-6             Order of Minnesota Public Utilities Commission

Exhibit B-7             Order of Michigan Public Service Commission

Exhibit B-8             South Dakota Public Utilities Commission Letter

Dated: September 14, 1998

                                        Respectfully submitted,

                                        UTILICORP UNITED INC.


                                        By: /s/ Robert Howell
                                           -----------------------------
                                           Robert Howell
                                           Executive Vice-President